

July 19, 2013

<u>Via U.S. Mail and Facsimile</u>
Mr. Robert Edmundson
Chief Financial Officer
Claridge Ventures, Inc.
1015-4th Street SW, Suite 3730
Calgary, Alberta T2R IJ4
Canada

      Re: **Claridge Ventures, Inc.**
              Form 10-K for the Fiscal Year Ended July 31, 2012
              Filed November 16, 2012
              File No. 000-53438

Dear Mr. Edmundson:

We issued comments to you on the above captioned filing on June 20, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 2, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551-3650 if you have any questions.

                              Sincerely,

                              /s/Tia L. Jenkins

                              Tia L. Jenkins
                              Senior Assistant Chief Accountant
                              Office of Beverages, Apparel, and
                              Mining